Exhibit 99.1

Agria Reaches Agreement With New Zealand Bank
Facilitating Repayment to Livestock Improvement Corp.

BEIJING, China, November 2, 2012 - Agria Corporation ( NYSE : GRO ) (the "Company" or "Agria"), an agricultural company with operations in China and internationally, today announced that it has reached agreement with New Zealand bank, a senior creditor, that paves way for Agria to repay a junior subordinated NZ$10.0 million (RMB51.8 million, US$8.2 million) loan granted by a strategic partner, Livestock Improvement Corp. ("LIC") to Agria. Under the arrangement with the New Zealand bank, the subordination arrangement was resolved, whereby, Agria will repay LIC an amount equal to not less than 50 percent of the loan extended by LIC on December 19, 2012, with an equivalent amount being paid to the senior creditor. The balance due to LIC will be paid in March 2014, a date after maturity of a new facility agreed to be provided by the New Zealand bank. The financing was originally part of Agria (Singapore) Pte Ltd.'s (Agria Singapore) previously announced partial takeover in 2011 of New Zealand-based PGG Wrightson, with the strategic view to enable LIC to participate in an opportunity for investment in the Agri-tech business of PGG Wrightson.

Alan Lai, Agria's Chairman of the Board, commented, "We appreciate the continued support of Livestock Improvement Corp. and all of our financial partners. We welcome LIC to participate in our Agri-tech strategy, whenever such opportunity arises. We have a shared vision for the long-term growth potential and high strategic value of PGG Wrightson, which Agria is fully committed to maintaining its majority ownership stake in."

Mr. Lai further commented, "Agria's investment and strategy with PGG Wrightson's investment is a long-term strategy. There is no intention to sell down any of our investment in PGG Wrightson in the foreseeable future. We are determined and committed to bring out the best both PGG Wrightson and Agria have to offer for the benefit of all shareholders, in all major strategic markets where we are well positioned, namely, New Zealand, South America and Greater China."

About Agria Corporation

Agria Corporation ( NYSE : GRO ) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.